EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2017, and the audited consolidated financial statements as at and for the year ended December 31, 2016, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated May 10, 2017, and discloses specified information up to that date. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of May 10, 2017 unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Effective January 1, 2017, the Company changed its presentation currency to US dollars from Canadian dollars. As a result, all dollar amounts in this MD&A are expressed in US dollars, unless otherwise noted. Please refer to the section “Changes in Accounting Standards” for further details regarding the change in presentation currency.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate and the acquisition, exploration and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in Canada and a foreign issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the TSX Venture Exchange, Tier 1, under the symbol “ASM”, on the NYSE MKT under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

1 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

Overall Performance and Highlights

HIGHLIGHTS (Expressed in US$)	First Quarter 2017	First Quarter 2016	Change
Operating
Tonnes Milled	136,686	140,116	-2%
Silver Ounces Produced	320,082	403,447	-21%
Gold Ounces Produced	1,837	1,497	23%
Copper Pounds Produced	1,024,853	1,350,912	-24%
Silver Equivalent Ounces[1] Produced	604,643	715,933	-16%
Concentrate Sales and Cash Costs
Silver Equivalent Ounces Sold[2]	524,356	155,507	237%
Cash Cost per Silver Equivalent Ounce[2,3]	$8.01	$4.11	95%
All-in Sustaining Cost per Silver Equivalent Ounce[2,3]	$9.55	$8.22	16%
Average Realized Silver Price per Ounce	$17.38	$16.42	6%
Average Realized Gold Price per Ounce	$1,218	$1,194	2%
Average Realized Copper Price per Tonne	$5,873	$-	-%
Financial
Revenues	$8,127,863	$2,002,728	306%
Mine Operating Income	$3,460,843	$1,291,889	168%
Net Income	$721,305	$42,246	1,607%
Cash	$7,654,982	$4,637,163	65%
Working Capital	$21,133,853	$2,900,349	629%
Shareholders
Earnings per Share (“EPS”) – Basic	$0.01	$0.00	100%
Cash Flow per Share (YTD)[3]	$0.04	$0.02	100%

___________________

1. For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.42 oz Ag, $1,220 oz Au and $2.65 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

During the three months ended March 31, 2017, the Company produced 2,396 tonnes of bulk copper/silver/gold concentrate from its Avino Mine, and 698 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine, and recognized revenues of $5,982,184 on the sale of 2,308 tonnes of Avino Mine bulk copper/silver/gold concentrate and $2,145,679 on the sale of 532 tonnes of San Gonzalo bulk silver/gold concentrate for a gross profit of $3,460,843. Metal prices for revenues recognized during the three months ended March 31, 2017, averaged $17.38 per ounce of silver, $1,218 per ounce of gold, and $5,873 per tonne of copper.

Cash cost per silver equivalent (“AgEq”) ounce for the quarter ended March 31, 2017, was $8.01, while all-in sustaining cash cost per AgEq ounce was $9.55.

The Company’s cash balance at March 31, 2017, totaled $7,654,982 compared to $11,779,718 at December 31, 2016. Working capital totaled $21,133,853 at March 31, 2017, compared to $23,306,043 at December 31, 2016.

2 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the three months ended March 31, 2017, have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

Consolidated First Quarter 2017 Production Highlights

Comparative production results from the first quarter of 2017 and the first quarter of 2016 are presented below:

	Q1 2017	Q1 2016	% Change
Total Silver Produced (oz) calculated	604,643	715,933	-16%
Total Gold Produced (oz) calculated	1,837	1,497	23%
Total Copper Produced (Lbs) calculated	320,082	403,447	-21%
Total Silver Eq. Produced (oz) calculated[1]	1,024,853	1,350,912	-24%

__________________

1 For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.42 oz Ag, $1,220 oz Au and $2.65 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

3 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

Avino Mine First Quarter 2017 Production Highlights

Comparative figures for the first quarter of 2017 and the first quarter of 2016 for the Avino Mine are as follows; production figures for the first quarter of 2017 include production from Mill Circuit 2 and Mill Circuit 3:

	Q1 2017	Q1 2016	Quarterly Change %	Notes
Tonnes Mined	102,005	99,199	3%	1
Underground Advancement (m)	646	1,143	-43%	1
Mill Availability (%)	98%	97%	1%	-
Total Mill Feed (dry tonnes)	116,553	119,515	-2%	-
Feed Grade Silver (g/t)	61	68	-10%	1
Feed Grade Gold (g/t)	0.50	0.27	83%	1
Feed Grade Copper (%)	0.44	0.58	-24%	1
Recovery Silver (%)	86.11	87%	-1%	2
Recovery Gold (%)	67.44	67%	1%	2
Recovery Copper (%)	90.87	89%	2%	2
Copper Concentrate (dry tonnes)	2,396	2,712	-12%	3
Copper Concentrate Grade Silver (kg/t)	2.54	2.60	-4%	4
Copper Concentrate Grade Gold (g/t)	16.25	7.87	106%	4
Copper Concentrate Grade Copper (%)	19.4	22.6	-14%	4
Total Silver Produced (kg)	6,083	7,038	-14%	5
Total Gold Produced (g)	38,935	21,353	82%	5
Total Copper Produced (Kg)	464,866	612,764	-24%	5
Total Silver Produced (oz) calculated	195,562	226,264	-14%	5
Total Gold Produced (oz) calculated	1,252	687	82%	5
Total Copper Produced (Lbs) calculated	1,024,853	1,350,912	-24%	5
Total Silver Equivalent Produced (oz) calculated*	439,163	474,206	-7%	5

__________________

* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.42 oz Ag, $1,220 oz Au and $2.65 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Avino Mine First Quarter 2017 Highlights

1.	Tonnes mined are up 3%, which is a lower increase than anticipated, due to mechanical issues with some of the equipment, which is being addressed. Underground advancement decreased by 43% due to the higher grade lower levels not being available due to water issues, which have since been controlled. Therefore, the upper levels took priority. Feed from the new zone resulted in an increase of 83% in gold grade, a 10% decrease in silver grade and a 24% decrease in copper grade.

2.	Copper, silver and gold recoveries were stable with slight variances.

3.	Copper concentrate production decreased by 12% due to the lower copper grade in the feed, potentially due to the dilution from material being mined.

4 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

4.	Gold in the concentrate increased by 106%, whereas the silver and copper decreased by 4% and 14% respectively.

5.	The change in feed grade resulted in an increase of 82% in gold production, and decreases of 24% and 14% in copper and silver production, respectively.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101 reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo resource, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012. This approach is being applied for the Avino Mine, for which similar risks and uncertainties have been identified.

San Gonzalo Mine First Quarter 2017 Production Highlights

Comparative figures for the first quarter 2017 and the first quarter 2016 for the San Gonzalo mine are as follows:

	Q1 2017	Q1 2016	Quarterly Change %	Notes
Tonnes Mined	23,259	24,402	-5%	-
Underground Advancement (m)	831	1,183	-30%	1
Mill Availability (%)	96	95	1%	-
Total Mill Feed (dry tonnes)	20,133	20,601	-2%	-
Feed Grade Silver (g/t)	229	318	-28%	2
Feed Grade Gold (g/t)	1.188	1.49	-20%	2
Recovery Silver (%)	84	84	-	3
Recovery Gold (%)	76	82	-7%	3
Bulk Concentrate (dry tonnes)	698	800	-13%	4
Bulk Concentrate Grade Silver (kg/t)	5.55	6.85	-19%	5
Bulk Concentrate Grade Gold (g/t)	26	27	-4%	5
Total Silver Produced (kg)	3,873	5,511	-30%	6
Total Gold Produced (g)	18,182	25,193	-28%	6
Total Silver Produced (oz) calculated	124,520	177,183	-30%	6
Total Gold Produced (oz) calculated	585	810	-28%	6
Total Silver Equivalent Produced (oz) calculated*	165,480	241,727	-32%	6

__________________

* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.42 oz Ag, $1,220 oz Au and $2.65 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

San Gonzalo First Quarter 2017 Highlights

1.	There was a reduction of 30% in underground development metres as the number of faces for development work had been reduced pending further geological interpretation and exploratory drilling.

5 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

2.	The silver and gold in the feed grade decreased by 28% and 20% respectively due to the ore blocks that are presently being mined. The grade has been highly variable due to the mineralization encountered.

3.	There were no changes in the silver recovery of 84%; however. the gold recovery decreased by 7% due to the change in mineralization. Some of the gold was found to be associated with sphalerite, and as a result a test zinc flotation circuit has been implemented to improve the gold recovery.

4.	Concentrate production decreased by 13% mostly on account of the lower feed grade.

5.	Silver and gold grade in the concentrate also decreased by 19% and 4%, respectively.

6.	The lower feed grade reduced the silver and gold production by 30% and 28% respectively.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo and Avino Mine resources, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Plant and Mine Expansion Updates

Mill Expansion – Circuit #4

The addition of Circuit #4, which is expected to have a similar throughput capacity as Circuit #3 (with the same size ball mill, flotation cells, concentrate thickener and filter press) is on schedule and on budget.

The civil work for the ball mill foundation, feed conveyor and the reclaim tunnel has commenced, and the forming and rebar work has started with the ball mill pedestals. The pad for the flotation cells, as well as the thickener foundations, has been poured. In addition, the electrical substation has been installed and wiring of the electrical components is well underway.

The Company acquired a previously used ball mill in excellent condition which has arrived on site and is currently being prepped for installation. The Company has also ordered the long lead items which included new flotation cells, thickener and filter press; accordingly, the delivery dates will dictate the completion schedule. The ball mill bearing surfaces are currently being cleaned and prepared for installation once the mill foundations have been poured.

The existing crushing plant will be upgraded to accommodate the higher throughput with a new larger Sandvik tertiary cone crusher, which has been ordered. The Company has obtained the services of a local Durango company to fabricate the structural steel components and conveyors that will be shipped to the site in accordance with the construction schedule.

The Initial mill feed for Circuit #4 will come from existing surface stockpiles while the mine is being developed in the gap zone between San Luis and Elena Tolosa (Avino Mine).

The only additional mine equipment that will be required for the above mentioned development will be a new jumbo drill and a scooptram, which are currently on order.

6 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

Oxide Tailings Resource – Preliminary Economic Assessment

In April 2017, Avino completed an updated Preliminary Economic Assessment (“PEA”) of re-treating the Avino mine tailings which includes the results from the Company’s recent 2016 Resource Estimate (see news release dated September 26, 2016). The PEA was prepared in accordance with National Instrument 43-101, a compliant Technical Report is being completed by Tetra Tech Canada Inc. (“Tetra Tech”), and the PEA will be filed on SEDAR and with the U.S. Securities and Exchange Commission by May 26, 2017.

Highlights of the Oxide Tailings Preliminary Economic Assessment

•	Significant pre-tax NPV8% of US$40.5 million

•	Strong pre-tax IRR of 48.4%

•	2 year pay-back period

•	Total capital expenditures of US$28.5 million

•	7 year mine life with LOM of 3.12 million tonnes of oxide tailings material

The Oxide Tailings deposit comprises historic recovery plant residue material deposited during the earlier period of open pit mining of the Avino Vein, when there were poor process plant recoveries for silver and gold. The oxide tailings are partially covered by younger unconsolidated sulphide tailings on the northwest side of the property. For more information see Avino’s news release dated April 11, 2017.

The Company cautions that the PEA is preliminary in nature in that it is based on Inferred Mineral Resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be characterized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Alternative Tailings Disposal

Management retained the services of SRK Consulting (Canada) Inc. and MPL Mine Paste Ltd. to review the mine operating plan and alternatives for tailings disposal. Additionally, an optimization review of our internal operating plan was carried out resulting in discussions on alternatives to conventional tailings storage and a recommendation to use tailings as backfill. Their recommendation is contingent on a revised internal operating plan, which is underway and is based on using the thickened tails as backfill for ground support underground for the mined out stopes, and tailings disposal into the existing open pit as preferred alternatives to the conventional tailings storage facility (TSF). A revised internal operating plan will be submitted for our consideration; however, in the meantime management felt it prudent to temporarily halt construction of the new TSF to further understand this possible new route, and, if the plan is agreed to by the Company, a follow up site visit will be planned to implement it.

The advantages to this alternative method of tailings disposal include limited ground disturbance, a reduced footprint on surface from future mining, increased tailings storage capacity, minimal permitting, minimization of social and community issues, and lower estimated capital expenditures.

Exploration

In late September 2016, the Company commenced a diamond drill program to explore the area of the Avino Vein System between the San Luis workings and the Elena Tolosa (“ET”) current production area. This new area is close to surface and accessible from the existing Avino Mine underground workings. The area was identified as a target of interest given that on surface and at shallow depths, the Avino Vein system splits into hanging wall and foot wall structures.

7 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

The 18-hole drill program was completed with Hole ET-17-11 in mid-March, and in order to fully evaluate the tonnage and the grade of the new zone, Avino decided to extend the program with an expected additional 20 drill holes; the drill is currently completing Hole ET-17-17 (the sixth hole of the extended 20-hole program). Results from the first 18 holes can be viewed in Avino news releases dated December 21, 2016, and April 27, 2017, on Avino’s website and on the SEDAR system.

The Avino Vein (Epithermal) has been followed longitudinally for more than 1,300 metres and vertically for more than 600 metres. It strikes north 66° east with an east-west splay, and dips to the south and southeast at 60° to 70°. Steeply dipping, high grade zones within the vein and stock-work zones are frequently found throughout the vein, as well as at its intersections with a number of lateral veins. The new zone is approximately 240 metres of strike length by 130 metres in depth, and an average of 15 metres in thickness. The Avino vein remains open at depth.

The Company has retained Michael O’Brien P.Geo., Pr.Sci.Nat., who is an employee of QG Australia Pty Ltd (an ARANZ Geo Company), and independent of Avino, to update the category of the resource in the gap zone with results of this drilling, as well as to verify the size of the new high grade mineralized zone on Level 4 to the west on San Gonzalo and the results to the west of San Luis, and to independently verify the size of the new zones.

The new high grade zone on Level 4 at San Gonzalo has been extensively sampled, and those samples have been sent to an independent lab for verification.

Furthermore, a new core storage facility has been erected on site and is being stocked.

Bismuth Removal Testwork

The Company has planned a small scale pilot project to test the reduction or removal of bismuth content from the Elena Tolosa (Avino Mine) concentrate. The process consists of a roasting step followed by leaching of the calcines to remove the bismuth. Bismuth content can accrue steep penalties at the smelter and removal of it can result in significant revenue gains if successful.

Zinc Circuit

Testing of the zinc circuit has been ongoing in an effort to improve the San Gonzalo gold and silver recoveries. To date the results of the testing have been varied due to fluctuating zinc feed grades; therefore, more work will be done to establish a marketable product.

Bralorne Mine

The Bralorne Mine, located approximately 240 km north-east of Vancouver, British Columbia, is in the exploration, evaluation and planning stage.

During the first quarter of 2017, the Company continued to develop a strategic operating plan to achieve a profitable operation at Bralorne. The mine plan includes changing the mining method to long hole mining, which is considered safer and less labour intensive than previous methods employed, and is expected to support a higher production rate. Engineering is in progress to expand the mill and to upgrade the surface infrastructure for a larger operation. Work in the mill during the quarter was focused on demolishing the old ore and waste bins plus the removal of all of the old crushing equipment to create room for new larger components.

8 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

The dam for the Tailings Storage Facility (“TSF”) was raised in October 2015, and additional buttress work was completed on the tailing’s impoundment during 2016. The Interim Mine Closure Plan (“IMCP”) and review process was completed in the first quarter of 2017. The new Water Treatment Plant (“WTP”) was enclosed in a new building in late 2016 to protect it from the elements, and is currently in use and performing well during this year’s freshet. The work on the TSF, the IMCP, WTP and the strategic operating plan are all necessary to obtain the requisite permits from British Columbia’s Ministry of Energy & Mines and Ministry of Environment to resume processing and mining activities. On May 1, 2017, the Company made a deposit of C$500,000 to British Columbia’s Ministry of Energy & Mines related to the Company’s commitment to reclamation work required to be performed upon the closure of the Bralorne Mine.

In February 2017, Bralorne, in conjunction with North Island College, the B.C. government and First Nations completed a second educational cohort to provide basic mining training for members of the St’at’imc First Nation in Lillooet. Bralorne provided support and access to the mine site for hands-on training. To date, 22 students have graduated from the program, two of whom are now full time employees.

In addition, subsequent to the end of the first quarter, on May 1, 2017, the Company announced that it had signed a non-binding Letter of Intent with St’at’imc Eco-Resources Ltd. (“SER”) recognizing the opportunity for collaboration and the establishment of joint ventures to allow the St’át’imc First Nations to economically participate in the development and ongoing operations of the Bralorne Gold Mine project. SER is owned and operated by members of the St’át’imc.

The desired outcome of the LOI is to develop and maintain profitable businesses opportunities with the St’át’imc that will support the Bralorne mining operations, allow the Company to focus on activities directly related to mining, allow St’át’imc communities to participate economically in the Bralorne mining operation through service and supply agreements, and create employment opportunities for St’át’imc members.

The LOI is intended to create a consensus, recognizing both parties’ shared desire for discussions to progress relating to the specific initiatives outlined below:

•	Explore options with SER for ownership/operation or joint ownership/operation of a mining camp and/or other housing solutions to provide room and board to Bralorne Mine workers, and other workers as may be required on a for profit basis for SER at competitive market rates.

•	Explore the options with SER for ownership/operation or joint ownership/operation of an assay lab to support the Bralorne Mine and other business purposes, on a for profit basis for SER at competitive market rates.

•	Explore opportunities to develop other independent contractor services or supply agreements between the St’át’imc and Avino for the purchase of required services and supplies for the Bralorne mining operation.

•	Explore opportunities to collaborate for the rejuvenation of the local Bralorne community.

•	Explore any other mutually beneficial opportunities that may come about as the result of ongoing discussions.

Objectives

Avino’s mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

9 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

The Company remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.	Advance the Bralorne project towards profitable production;

3.	Explore regional targets on the Avino Property followed by other properties in our portfolio;

4.	Assess the potential for processing the oxide tailings resource from previous milling operations; and,

5.	Identify and evaluate potential projects for acquisition.

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost because it believes that it more fully defines the total current cost associated with producing a silver equivalent ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, marketing and treatment charges, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $nil for the three months ended March 31, 2017 and 2016, as substantially all of the mining equipment used at San Gonzalo and Avino has been newly purchased or refurbished. The Company has planned for sustaining capital expenditures in future years in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

10 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company’s overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

San Gonzalo

Expressed in US$	2017	2016
	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$768,795	$7,076,210	$2,815,545	$1,291,445	$2,258,381	$710,839
Depletion and depreciation	(97,353)	(977,861)	(485,732)	(148,105)	(271,971)	(72,053)
Cash production cost	671,442	6,098,349	2,329,813	1,143,340	1,986,410	638,786
Silver equivalent ounces sold	143,554	835,246	289,961	179,823	209,955	155,507
Cash cost per silver equivalent ounce	$4.68	$7.30	$8.03	$6.36	$9.46	$4.11
General and administrative expenses	293,096	2,190,313	604,003	643,270	300,628	642,412
Share-based payments and G&A depreciation	(72,512)	(435,010)	(200,859)	(230,087)	(1,032)	(3,032)
Cash operating cost	892,026	7,853,652	2,732,957	1,556,523	2,286,006	1,278,166
All-in sustaining cash cost per silver equivalent ounce	$6.21	$9.40	$9.32	$8.66	$10.89	$8.22

During the first quarter of 2017, the cash cost and all-in sustaining cost per silver equivalent ounce at San Gonzalo was lower than previous quarters in the preceding year. This reflects lower tonnage processed as well as the sale of by-products during the first quarter of 2017.

Avino Mine

Expressed in US$	2017	2016
	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$3,898,225	$12,084,589	$3,541,145	$4,243,372	$4,300,072	$-
Depletion and depreciation	(367,658)	(919,756)	(301,385)	(354,349)	(264,022)	-
Cash production cost	3,530,567	11,164,833	3,239,760	3,889,023	4,036,050	-
Silver equivalent ounces sold	380,802	1,200,372	354,518	428,972	416,882	-
Cash cost per silver equivalent ounce	$9.27	$9.30	$9.14	$9.07	$9.68
General and administrative expenses	777,487	2,817,256	738,179	1,523,262	555,815	-
Share-based payments and G&A depreciation	(192,351)	(795,698)	(245,018)	(548,825)	(1,855)	-
Cash operating cost	4,115,703	13,186,391	3,732,921	4,863,460	4,590,010	-
All-in sustaining cash cost per silver equivalent ounce	$10.81	$10.99	$10.53	$11.34	$11.01	$-

11 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

During the second quarter of 2016, the Company commenced production at the Avino Mine. Cash cost and all-in sustaining cost per silver equivalent ounce at Avino remained relatively consistent with the preceding quarters.

Consolidated

Expressed in US$	2017	2016
	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$4,667,020	$19,160,800	$6,356,691	$5,534,817	$6,558,453	$710,839
Depletion and depreciation	(465,011)	(1,897,618)	(787,118)	(502,454)	(535,993)	(72,053)
Cash production cost	4,202,009	17,263,182	5,569,573	5,032,363	6,022,460	638,786
Silver equivalent ounces sold	524,356	2,035,618	644,479	608,795	626,837	155,507
Cash cost per silver equivalent ounce	$8.01	$8.48	$8.64	$8.31	$9.61	$4.11
General and administrative expenses	1,070,583	5,007,569	1,342,182	2,166,532	856,443	642,412
Share-based payments and G&A depreciation	(264,863)	(1,230,708)	(445,877)	(778,912)	(2,887)	(3,032)
Cash operating cost	5,007,729	21,040,043	6,465,878	6,419,983	6,876,016	1,278,166
All-in sustaining cash cost per silver equivalent ounce	$9.55	$10.34	$10.03	$10.55	$10.97	$8.22

The Company continues to review its expenditures, and is maintaining cost reduction programs in key areas to achieve lower costs. Ongoing cost reduction activities include negotiating more favourable terms with vendors, while maintenance costs are expected to decrease as a result of utilizing newer mining equipment.

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Three Months Ended March 31,
	2017	2016
Operating cash flows before movements in working capital	$1,991,929	$697,717
Weighted average number of shares outstanding
Basic	52,435,668	37,752,975
Diluted	53,494,526	37,893,805
Cash Flow per Share – basic	$0.04	$0.02
Cash Flow per Share – diluted	0.04	0.02

Working Capital

	March 31, 2017	December 31, 2016
Current assets	$33,634,835	$35,128,333
Current liabilities	(12,500,982)	(11,822,290)
Working capital	$21,133,853	$23,306,043

12 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

Results of Operations

Summary of Quarterly Results

	2017	2016	2016	2016	2016	2015	2015	2015
Quarter ended	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2
Revenue	$8,127,863	$9,048,747	$10,035,932	$9,017,928	$2,002,728	$2,696,288	$3,991,359	$4,784,133
Earnings (Loss) for the quarter	721,305	950,773	847,260	(336,748)	42,246	278,348	(496,264)	292,814
Earnings (Loss) per share - basic	$0.01	0.02	0.02	(0.01)	0.00	0.01	(0.02)	0.01
Earnings (Loss) per share - diluted	$0.01	0.02	0.02	(0.01)	0.00	0.01	(0.02)	0.01
Total Assets	$97,445,910	$93,793,897	$79,791,805	$72,703,682	$65,976,061	$63,108,377	$61,122,516	$59,253,597

•	Revenue in the quarters following the first quarter of 2016 were higher than that of previous quarters as the Company commenced production at the Avino Mine as of April 1, 2016. The Company’s consolidated statement of operations will reflect the revenues and related production costs from the Avino Mine going forward; this activity was reflected within exploration and evaluation assets on the Company’s consolidated statement of financial position prior to April 1, 2016.

•	Earnings for the third and fourth quarters of 2016 were higher compared to earnings of the preceding quarters primarily driven by continued profitable operations in Mexico. Earnings for the first quarter of 2017 were slightly lower due to the fair value adjustment on the warrant liability.

•	Total assets has steadily increased throughout the quarters as the Company continues to grow through debt and equity financings to advance its projects and acquire equipment.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes. Effective January 1, 2017, the Company changed its presentation currency to US dollars from Canadian dollars. The functional currency of the Company is the Canadian dollar. Refer to the section “Changes in Accounting Standards” for further details regarding the change in presentation currency.

13 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

Three months ended March 31, 2017, compared to the three months ended March 31, 2016:

(Expressed in $US)

	2017	2016	Note
Revenue from Mining Operations	$8,127,863	$2,002,728	1
Cost of Sales	4,667,020	710,839	2
Mine Operating Income	3,460,843	1,291,889	2
Operating Expenses
General and administrative expenses	809,208	642,414	3
Share-based payments	261,375	-	4
Income before other items	2,390,260	649,475
Other Items
Interest and other income	76,092	26,730
Unrealized gain (loss) on long-term investments	15,964	(5,866)
Fair value adjustment on warrant liability	(715,686)	-	5
Foreign exchange gain (loss)	(559,095)	72,818	6
Finance cost	(40,628)	-
Accretion of reclamation provision	(38,013)	(24,419)
Interest expense	(29,977)	(28,683)
Net Income Before Income Taxes	1,098,917	690,055
Income Taxes
Current income tax recovery (expense)	(706,878)	3,379	7
Deferred income tax recovery (expense)	329,266	(651,188)	7
	(377,612)	(647,809)
Net Income	721,305	42,246	8
Earnings per Share
Basic	$0.01	$0.00	8
Diluted	$0.01	$0.00	8

1.	Revenues for the three months ended March 31, 2017, were $8,127,863 compared to $2,002,728 for the three months ended March 31, 2016. The increase of $6,125,135 reflects commencement of production at the Avino Mine effective April 1, 2016.

2.	Mine operating income increased as a result of the commencement of production at the Avino Mine effective April 1, 2016. The Company’s gross margin on the sale of San Gonzalo concentrates was consistent with previous periods; however, the current quarter now reflects the mine operating income from the Avino Mine.

3.	General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, regulatory and compliance fees, travel and promotion. For the three months ended March 31, 2017, general and administrative expenses were $809,208 compared to $642,414 for the three months ended March 31, 2016. The increase from the comparative quarter reflects expanding operations and corporate activity affecting fees and salaries, office expenses, investor relations costs and travel and promotion costs incurred by the Company. Although the Company’s operations are expanding, management continues to monitor general and administrative expenses carefully to maintain efficient operations.

14 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

4.	Share-based payments for the three months ended March 31, 2017, totalled $261,375 compared to $Nil for the three months ended March 31, 2016. Share-based payments are primarily comprised of the vesting of restricted share units (“RSUs”) issued to directors, officers, employees and consultants of the Company during the third quarter of 2016 which vest over the following three years.

5.	The fair value adjustment on the Company’s warrant liability relates to the issuance of U.S. dollar denominated warrants which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate and in the variables used in the valuation model, such as share price and expected share price volatility.

6.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended March 31, 2017, the US dollar depreciated in relation to the Canadian dollar and the Mexican peso, resulting in a foreign exchange loss. During the three months ended March 31, 2016, the US dollar appreciated compared to the Mexican peso, which was partly offset by depreciation of the US dollar compared to the Canadian dollar, resulting in a foreign exchange gain.

7.

Current income tax expense was $706,878 for the three months ended March 31, 2017, compared to current income tax recovery of $3,379 in the three months ended March 31, 2016. Deferred income tax recovery was $329,266 for the three months ended March 31, 2017, compared to deferred tax expense of $651,188 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended March 31, 2017, primarily relate to movements in the tax bases and increased mining profits at the Avino Mine property.

8.	As a result of the foregoing, net income for the three months ended March 31, 2017, was $721,305, an increase of $679,059 compared to net income of $42,246 for the three months ended March 31, 2016. The increase resulted in basic and diluted earnings per share of $0.01 for the three months ended March 31, 2017, compared to basic and diluted earnings per share of $Nil in the comparative quarter.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

15 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

In November 2016, the Company received gross proceeds of $11,185,355 in connection with a bought-deal offering issued under a prospectus supplement. The Company intends to use the proceeds to advance the exploration and development of the Company’s Avino Mine and Bralorne Mine, both of which are expected to receive major upgrades in 2017, and for general working capital.

Since July 2014, the Company received gross proceeds of $13,346,561 in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

In July 2015, the Company entered into a term facility agreement with Samsung C&T U.K. Limited for $10,000,000. The facility is being used for mining equipment, to optimize the advancement of the Company’s projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones. In advancing the Avino Mine, and in supporting mining operations in Mexico, the Company incurred expenditures of $69,888 for exploration and evaluation activities (excluding foreign exchange of $62,201), acquired property and equipment of $974,508 (excluding depreciation of $695,708), and made lease and loan repayments of $373,242 during the three months ended March 31, 2017.

In advancing the Bralorne Mine, the Company incurred expenditures of $923,913 for exploration and evaluation activities (excluding depreciation of $165,209, foreign exchange of $179,804 and change in reclamation provision of $3,542,203), acquired property and equipment of $34,707 (excluding depreciation of $165,314 and foreign exchange of $37,181), and made lease and loan repayments of $268,579.

The Company intends to continue to explore its properties, subject to market conditions and the ability to continue to obtain suitable financing.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for $5,000,000. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $3,407,673 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In December 2014, the Company’s master credit facility with Caterpillar Finance was renewed for $5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for operations and continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $3,730,061 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

Discussion and analysis relating to the Company’s liquidity as at March 31, 2017, December 31, 2016, and March 31, 2016, is as follows:

Statement of Financial Position

	March 31, 2017	December 31, 2016
Cash	$7,654,982	$11,779,718
Working capital	21,133,853	23,306,043
Accumulated Deficit	(21,154,164)	(21,875,469)

16 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

Cash Flow

	March 31, 2017	March 31, 2016
Cash used in operating activities	$(1,526,897)	$(511,571)
Cash generated by (used in) financing activities	(629,469)	662,084
Cash used in investing activities	(1,965,198)	(946,217)
Change in cash	(4,121,564)	(795,704)
Effect of exchange rate changes on cash	(3,172)	31,758
Cash and cash equivalents, beginning of period	11,779,718	5,401,109
Cash and cash equivalents, end of period	$7,654,982	$4,637,163

Operating Activities

Cash used in operating activities for the three months ended March 31, 2017, was $1,526,897 compared to cash used in operating activities of $511,571 for the three months ended March 31, 2016. Cash generated or used by operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash used in financing activities was $629,469 for the three months ended March 31, 2017, compared to cash generated by financing activities of $662,084 for the three months ended March 31, 2016, a decrease of $1,291,553. Cash generated by financing activities for the three months ended March 31, 2017, relates to the repayments of equipment loans and finance leases for mining equipment. During the three months ended March 31, 2017, the Company issued common shares in brokered offerings generating net cash flows of $Nil (March 31, 2016 – $927,365), and employees, consultants, and directors exercised stock options generating cash flows of $12,352 (March, 31, 2016 – $131,312). During the three months ended March 31, 2017, the Company also made finance lease and equipment loan payments totalling $641,821 (March 31, 2016 - $396,593).

Investing Activities

Cash used in investing activities for the three months ended March 31, 2017, was $1,965,198 compared to $946,217 for the three months ended March 31, 2016. Cash used in investing activities during the three months ended March 31, 2017, includes cash expenditures of $971,397 (March 31, 2016 - $329,992) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s San Gonzalo Mine and Avino Mine and exploration and mining equipment for the Bralorne Mine. During the three months ended March 31, 2017, the Company also incurred cash expenditures of $993,801 (March 31, 2016 - $4,910,689) on exploration and evaluation activities. The cash expenditures on exploration and evaluation activities for the three months ended March 31, 2016, were reduced by concentrate sales of $4,294,464 from the Avino Mine.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

17 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2017 and 2016, were as follows:

	Three months ended March 31,
	2017	2016
Salaries, benefits, and consulting fees	$203,999	$188,509
Share‐based payments	238,445	-
	$442,444	$188,509

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $242,627 (December 31, 2016 - $110,905, January 1, 2016 - $135,500) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the condensed consolidated interim statements of financial position as at March 31, 2017. As at March 31, 2017, December 31, 2016, and January 1, 2016, the following amounts were due to related parties:

	March 31, 2017	December 31, 2016	January 1, 2016
Oniva International Services Corp.	$138,385	$126,819	$118,703
Directors	42,158	44,919	34,495
Jasman Yee & Associates, Inc.	6,047	4,195	4,188
Intermark Capital Corp.	-	19,550	-
Wear Wolfin Designs Ltd.	-	3,910	-
	$186,590	$199,393	$157,386

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

18 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

The transactions with Oniva during the three months ended March 31, 2017 and 2016, are summarized below:

	March 31, 2017	March 31, 2016
Salaries and benefits	$91,259	$82,018
Office and miscellaneous	143,172	186,985
Exploration and evaluation assets	82,647	62,329
	$317,078	$331,332

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the three months ended March 31, 2017, the Company paid $56,685 (March 31, 2016 - $54,581) to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the three months ended March 31, 2017 and 2016, the Company paid $23,717 and $21,061, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the three months ended March 31, 2017 and 2016, the Company paid $5,669 and $5,458, respectively, to WWD.

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short- and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments and amounts receivable.

The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2016 – three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission), and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At March 31, 2017, no amounts were held as collateral.

19 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at March 31, 2017, in the amount of $7,654,982 (December 31, 2016 - $11,779,718, January 1, 2016 - $5,401,109) in order to meet short-term business requirements. At March 31, 2017, the Company had current liabilities of $12,500,982 (December 31, 2016 - $11,822,290, January 1, 2016 - $10,147,559) and working capital of $21,133,853 (December 31, 2016 - $23,306,043, January 1, 2016 - $4,337,827). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at March 31, 2017, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$3,195,103	$3,195,103	$-	$-
Due to related parties	186,590	186,590	-	-
Minimum rental and lease payments	5,521,754	5,097,988	403,552	20,214
Term facility	9,667,809	6,984,278	2,683,531	-
Equipment loans	2,038,931	1,058,527	980,404	-
Finance lease obligations	2,570,402	1,326,435	1,243,967	-
Total	$23,180,589	$17,848,921	$5,311,454	$20,214

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below. Interest Rate Risk Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

20 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	March 31, 2017		December 31, 2016
	MXN	CDN	MXN	CDN
Cash	$8,654,040	$606,530	$15,997,014	$270,562
Long-term investments	-	56,994	-	35,873
Reclamation bonds	-	145,500	-	145,500
Amounts receivable	-	129,229	-	52,779
Accounts payable and accrued liabilities	(24,512,918)	(436,218)	(21,006,749)	(1,249,038)
Due to related parties	-	(248,575)	-	(267,726)
Equipment loans	-	(1,265,743)	-	(1,423,042)
Finance lease obligations	(1,377,830)	(1,354,053)	(865,526)	(1,465,333)
Net exposure	(17,236,708)	(2,366,336)	(5,875,261)	(3,900,425)
US dollar equivalent	$(916,993)	$(1,776,263)	$(284,363)	$(2,904,910)

Based on the net US dollar denominated asset and liability exposures as at March 31, 2017, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the three months ended March 31, 2017 by approximately $284,624 (year ended December 31, 2016 - $350,984). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At March 31, 2017, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of $387,924 (December 31, 2016 - $573,458).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At March 31, 2017, a 10% change in market prices would have an impact on net earnings of approximately $5,699 (December 31, 2016 - $2,707).

21 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2017:

	Level 1	Level 2	Level 3
Financial assets
Cash	$7,654,982	$-	$-
Short-term investments	10,000,000	-	-
Amounts receivable	-	3,415,792	-
Long-term investments	42,782	-	-
Financial liabilities
Warrant liability	-	-	(2,353,440)
Total financial assets and liabilities	$17,697,764	$3,415,792	$(2,353,440)

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in “Transactions with Related Parties”.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	March 31, 2017	December 31, 2016
Not later than one year	$5,097,988	$1,540,286
Later than one year and not later than five years	403,552	556,954
Later than five years	20,214	19,972
	$5,521,754	$2,117,212

Office lease payments recognized as an expense during the three months ended March 31, 2017, totalled $25,317 (2016 - $40,087).

22 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

Changes in Accounting Standards

The Company’s condensed consolidated interim financial statements are presented in US dollars. The Company changed its presentation currency to US dollars from Canadian dollars effective January 1, 2017. The functional currency of the Company and its Canadian subsidiary is the Canadian dollar, while the functional currency of the Company’s Mexican subsidiaries is the US dollar. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to peers. The change in presentation currency represents a voluntary change in accounting policy which is accounted for retrospectively. The condensed consolidated interim financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates.

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued but not yet effective as of March 31, 2017:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step model framework for the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company’s preliminary assessment is that the standard is not expected to have a significant impact on the recognition or measurement of revenue, and that the standard will require additional disclosures in the Company’s consolidated financial statements. As facts and circumstances may change during the period leading up to the initial date of recognition, the Company’s assessment of the potential impact is subject to change.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9 with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income. If the Company does not make this election, changes in the fair value of equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The introduction of the new ‘expected credit loss’ impairment model is not expected to have an impact on the Company, given the Company sells its concentrate to large international organizations with a negligible historical level of customer default, and the corresponding receivables from these sales are short-term in nature.

The Company expects the above potential changes to be the only impacts, as the Company currently has no hedging arrangements. The above assessments were made based on an analysis of the Company’s financial assets and financial liabilities at March 31, 2017, on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application, the Company’s assessment of the potential impact is subject to change.

23 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

IFRS 7 Financial Instruments – Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at May 10, 2017, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	52,441,001	-	-
Warrants	3,602,215	$1.00 - $2.00	1.84 – 2.55
RSUs	787,500	-	2.32
Stock options	1,968,500	C$1.60 - $2.95	0.78 – 4.32
Fully diluted	58,799,216

The following are details of outstanding stock options as at March 31, 2017, and May 10, 2017:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (March 31, 2017)	Number of Shares Remaining Subject to Options (May 10, 2017)
February 18, 2018	C$1.60	147,500	147,500
September 9, 2018	C$1.62	286,000	286,000
September 19, 2019	C$1.90	667,500	667,500
December 22, 2019	C$1.90	105,000	105,000
September 2, 2021	C$2.95	762,500	762,500
Total:		1,968,500	1,968,500

The following are details of outstanding warrants as at March 31, 2017, and May 10, 2017:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (March 31, 2017)	Number of Underlying Shares (May 10, 2017)
March 14, 2019	$1.00	40,000	40,000
November 28, 2019	$2.00	3,562,215	3,562,215
Total:		3,602,215	3,602,215

24 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

The following are details of outstanding RSUs as at March 31, 2017, and May 10, 2017:

Expiry Date	Number of Shares Remaining Subject to RSUs (March 31, 2017)	Number of Shares Remaining Subject to RSUs (May 10, 2017)
September 2, 2019	787,500	787,500

Disclosure Controls and Procedures

Management is responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations. There have been no changes that occurred during the three months ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

25 | Page

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2017

Based on their knowledge of the Company’s ICFR, management identified a material weakness in controls related to organizational governance for the three months ended March 31, 2017, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). Management identified certain principles in the COSO framework that require further development before they reach an appropriate level of maturity, as described below:

•	A formal risk management process that involves all appropriate levels of management is not yet in place including a documented plan to respond to the identified risks.

•	Certain policies have not been translated into Spanish for Company employees operating in Mexico, including an appropriate whistleblower program accessible to Spanish-speaking staff with a clear direction on how to report suspected incidents to an independent committee.

Management believes the material weakness identified is temporary, and has completed certain steps of the remediation plan that involves refining risk management oversight as well as ensuring all critical policies have been appropriately translated and disseminated to staff working in Mexico. Management expects to complete all of the required remediation steps within the remainder of 2017.

Other than as described above, there have been no changes that occurred during the three months ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 10, 2017. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

26 | Page